Exhibit 99.1

11 May 2023

Dear Shareholder,

Renalytix plc – Notice of General Meeting

Please accept this letter as notification that a notice of general meeting (the “Notice of General Meeting”) has now been published on the Company’s website at https://investors.renalytix.com/news-and-events/documents-and-presentations and is enclosed for shareholders who elected for a hard copy of the Notice of General Meeting.

General Meeting attendance

The general meeting will be held on 8 June 2023 at 3:00 p.m. (BST) (the “General Meeting”). The General Meeting will be held at 6 Stratton Street Mayfair, London W1J 8LD.

This letter does not contain the full details of the resolutions to be tabled at the General Meeting but these are contained in the Notice of General Meeting and should be read before you complete your vote. The Directors consider that the proposed resolutions contained in the Notice of General Meeting are in the best interests of the Company and shareholders as a whole and unanimously recommend that you vote in favour of them, as they intend to do in respect of their own shareholdings.

Proxy voting

You will not receive a hard copy form of proxy for the General Meeting in the post. Instead, you will be able to vote electronically using the link www.signalshares.com. You will need to log into your Signal Shares account, or register if you have not previously done so. To register you will need your Investor Code, this is detailed on your share certificate or available from our Registrar, Link Group. You can also vote electronically via the shareholder app LinkVote+ or, if you are an institutional investor, via the Proxymity platform; further details are set out in the Notes to the Notice of General Meeting.

You may request a hard copy form of proxy directly from Link Group at shareholderenquiries@linkgroup.co.uk or on +44 (0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. and 5:30 p.m. (BST), Monday to Friday excluding public holidays in England and Wales. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service, further details of which are set out in the Notice.

Proxy votes and electronic votes must be received by no later than 3:00 p.m. (BST) on 6 June 2023.

Thank you for your continued support as a shareholder of Renalytix plc.

Yours sincerely,

Salim Hamir

Company Secretary

Mobile: +44 7448960970

Email: shamir@renalytix.com

Finsgate, 5-7 Cranwood Street, London, EC1V 9EE